Exhibit 12.1
FERRELLGAS , L.P. AND SUBSIDIARIES
CALCULATION OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

						Six months		Three months
	Year ended July 31,					ended Jan 31,		ended Oct 31
	2004	2005	2006	2007	2008	2007	2008	2007	2008
Earnings
Pre-tax income from continuing operations	$41,008	$10,575	$52,989	$65,987	$49,238	$44,009	$38,671	$(19,572)	$(9,278)
Add: Fixed charges (see below)	48,244	79,074	72,293	75,245	72,332	38,331	37,942	19,121	20,077
Less: capitalized interest	—	—	—	—	—		—		—

Income as adjusted (a)	$89,252	$89,649	$125,282	$141,232	$121,570	$82,340	$76,613	$(6,267)	$4,889

Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	54,242	67,430	60,537	64,201	63,001	32,809	33,277	16,360	17,744
Interest portion of lease expense	9,524	11,644	11,756	11,044	9,331	5,522	4,665	2,761	2,333

Fixed charges (b)	$63,766	$79,074	$72,293	$75,245	$72,332	$38,331	$37,942	$19,121	$20,077

Ratio of Earnings to Fixed Charges (a/b)	1.4	1.1	1.7	1.9	1.7	2.1	2.0	(0.3)	0.2